March 16, 1993



ERLY Industries Inc.
10990 Wilshire Boulevard
Las Angeles, California

         Re:  ERLY Juice Inc.

Gentlemen:

         Please refer to the $24,250,000 loan agreement dated as of September 26, 1988 between ERLY Juice Inc., as the Borrower, and Internationale Nederlanden Bank N.V. (formerly known as Nederlansdsche Middenstandsbank nv), as the Bank, as the same has been amended prior to the date hereof (as so amended, the "Loan Agreement"). Capitalized terms used in this letter and not otherwise defined shall have the meanings ascribed thereto in the Loan Agreement.

         As you know, various Events of Default now exist under the Loan Agreement. As of the date hereof, no waiver, consent or forbearance of any kind is now in effect with respect to any such Event of Default. The Bank has no obligation to make any further Loans under the Loan Agreement.

         We have had discussions with you concerning tho Loan Agreement and various related matters, and we have reached an agreement concerning the terms on which the is willing to restructure the Borrower's obligations under the Loan Agreement. After each of the Parties hereto has signed this letter, this letter agreement shall constitute a binding agreement among the parties hereto. Except as modified hereby, the terms of the Loan Agreement and all other Loan Documents shall remain in full force and effect.

         We have reached an understanding concerning the following matters:

         1. The Borrower agrees to execute a definitive asset sale agreement for the sale of the Borrower's juice processing facility in Lakeland, Florida (the "Lakeland Facility") on or before March 31, 1993. On or before April 30, 1993, the Borrower shall receive not less than $12,000,000 in net cash proceeds from the sale of the Lakeland Facility, all of which shall be immediately applied to the repayment of the Obligations. In




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ERLY Industries Inc.
March 16, 1993
Page 2


addition, on or before April 30, 1993, the Borrower shall, subject to ING Bank providing the financing referred to in this paragraph, have consummated a sale of its orange juice concentrate inventory for net cash proceeds of not less than $4,200,000, all of which shall be immediately applied to the repayment of the Obligations, provided that the Bank understands that, in the event Sunray Farms is the purchaser of such concentrate inventory, the Bank will consider providing financing for such purchase on terms acceptable to the Bank (including, without limitation, compliance with any applicable bulk sales laws).

         2. You shall cause Chemonics Industries Inc. ("Chemonics") to use its best efforts to consummate, as promptly as possible, a sale of its consulting division for net cash proceeds of not less than $15,000,000, $9,000,000 of which shall immediately be used to repay in full all obligations of Chemonics to the Bank (and to terminate the Banks commitment to Chemonics) and $6,000,000 of which shall immediately be applied to the repayment of the Obligations.

         3. The Borrower shall use its best efforts to arrange, as promptly as possible, for a working capital credit facility with a third party lender on terms and conditions reasonably satisfactory to the Bank (the "Working Capital Facility"). The Working Capital Facility may be secured by the Borrower's Accounts and Inventory and shall provide for revolving credit loans to the Borrower in an aggregate principal amount of not less than $5,000,000. Not less than 70% of the maximum amount available under the Working Capital Facility shall be borrowed upon the closing thereof and applied by the Borrower to the repayment of the Obligations.

         4. When the Working Capital Facility becomes effective, the Bank will release its lien on all Inventory and Accounts of the Borrower. Upon the sale of the Lakeland Facility and the orange juice concentrate inventory, Bank will release its lien on such assets. Thereafter, all Obligations will be secured by all remaining real and personal property of the Borrower (including, without limitation, all trademarks of the Borrower), as well as all third party collateral pledged to the Bank under the Loan Documents.

         5.       In addition to the repayments of the Borrower's
Obligations to the Bank required to be made pursuant to paragraph 1 of this letter, a further $10,000,000 (or such greater amount as may be necessary to reduce the remaining amount




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ERLY Industries Inc.
March 16, 1993
Page 3


of the Obligations below $10,000,000) of the Borrower's Obligations to the Bank shall be fully and finally paid on or before March 31, 1994, and all of the Borrower's remaining Obligations to the Bank shall be fully and finally paid on or before March 31, 1995.

         6. Gerald Murphy and Douglas Murphy (each, a "Guarantor") shall each execute and deliver to the Bank guarantees, in form and substance satisfactory to the Bank, guarantying the repayment of all Obligations of the Borrower to the Bank. The liability of each of the Guarantors would be limited to $5,000,000. If the asset sale described in the first two sentences of paragraph 1 of this letter are completed on or before the date specified in such paragraph in conformity with the terms hereof, the Guarantees would be voided.

         7. The pricing for any letter of credit that may be issued by the Bank for the account of American Rice, Inc. to replace up to 50% of the previously existing Rabobank letter of credit will be 4% per annum on the undrawn face amount thereof. The pricing on any unreimbursed drawings under any such letter of credit will be determined by the Bank prior to the issuance thereof.

         8. On or before March 31, 1993, the Bank shall receive, for nominal consideration, two separate common stock warrants to acquire up to an aggregate of 10% of the fully diluted common equity of ERLY Industries Inc. ("ERLY") exercisable at any time after March 31, 1994 (in the case of the "A Warrant" described below) or March 31, 1995 (in the case of the as "B Warrant" described below) for a nominal exercise price. One warrant, the "A Warrant," will be exercisable for 5% of the fully diluted common stock of ERLY. The second warrant, the "B Warrant" will be exercisable for 5% of the fully diluted common stock of ERLY. If the $10,000,000 payment of the Obligations of the Borrower to the Bank required pursuant to paragraph 5 of this letter to be made on or before March 31, 1994 is in fact so made an or prior to such date, the "A Warrant" would be voided. If all Obligations of the Borrower to the Bank shall be fully and finally repaid by March 31, 1995, the "B Warrant" would be voided.

         9. You shall cause Chemonics to use its best efforts to consummate, as promptly an possible, a sale of its "Firstrol" division for net cash proceeds of not less than $6,000,000 all of which shall be immediately applied to the Obligations.





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ERLY Industries Inc.
March 16, 1993
Page 4


         10. If on or before March 31, 1995, all Obligations of the Borrower to the Bank shall be fully and finally repaid and all obligations of Chemonics to the Bank shall be fully and finally repaid in accordance with the terms of such obligations, all existing warrants for common stock of ERLY, the Borrower or Chemonics held by the Bank would be voided.

         11. On or before March 31, 1993, that certain Pledge Agreement, dated as of March 6, 1992, between ERLY and the Bank, shall be amended and restated in a manner satisfactory to the Bank.

         12. On or before April 30, 1993, the Borrower shall enter into a settlement agreement with Anchor Glass having terms and conditions satisfactory to the Bank.

         13. As promptly as possible (but in any event on or before March 31, 1993), the Borrower will deliver to the Bank a business plan giving effect to the asset sales described in paragraph 1 of this letter (including, without limitation, a plan for the resolution of all remaining liabilities of the Borrower), such business plan to be satisfactory in all respects to the Bank.

         14. Upon your execution and delivery of this letter, all parties shall immediately undertake to use their best efforts to complete and execute the legal documentation contemplated hereby.

         This letter is being provided to you on the condition that, except as required by law, neither it nor its contents will be disclosed publicly or privately except to those individuals who are your officers, employees or advisors who have a need to know of them as a result of their being specifically involved in the proposed restructuring and then only on the condition that such matters may not, except as required by law, be further disclosed. Without limiting the generality of the foregoing, none of such persons shall, except as required by law, use or refer to the Bank, or any of its respective affiliates, in any disclosure made in connection with the transactions described above without the prior consent of the Bank.

         By execution and return of this letter the Borrower agrees (i) to pay (by means of an increase in the outstanding principal amount of the Obligations) all out-of-pocket fees and expenses (up to a maximum of $750,000) which have been or may be incurred by the Bank in connection with the potential sales of the Borrower's assets that have been proposed to the Borrower and the Bank, the formation of TreeSweet Products, Inc., all negotiations




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ERLY Industries Inc.
March 16, 1993
Page 5


with various potential purchasers, investors and managers of the Borrower, the execution and delivery of this letter, and the transactions described herein an in connection with any of the foregoing (including, without limitation, travel expenses and fees and expenses of counsel, consultants, field examiners, and other experts, appraisal fees, environmental analysts fees, and printing, document production and delivery and communication costs), whether or not the restructuring contemplated by this letter is provided, or another restructuring is arranged, (ii) to indemnify and hold harmless the Bank and its affiliates, officers, directors, employees and agents (each an "Indemnified Person") against all losses, claims, damages, liabilities and expenses which may be incurred by or asserted against any of them in connection with the statements contained in this letter or the transactions contemplated hereby and to reimburse each Indemnified Person upon its demand for any reasonable legal or other expense (including allocated costs of internal counsel) incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding, whether commenced or threatened (whether or not any such Indemnified Person is a party to any action or proceeding out of which any such expenses arise), or in any way relating to the matters contemplated by this letter, except, in the case of any Indemnified Person, to the extent any such loss, claim, damage or liability is determined by a final judgment of a court of competent jurisdiction to be attributable solely to the gross negligence or willful misconduct of such Indemnified Person and
(iii) to provide the Bank with all information required for its due diligence analysis, regardless of when, by whom or for whom prepared. Your obligation to indemnify such Indemnified Person and pay such expenses shall remain effective regardless of whether a definitive financing agreement is executed. None of the Bank or any other Indemnified Person shall be responsible or liable to any other party hereto or any other person for consequential damages which may be alleged as a result of this letter. The foregoing provisions of this paragraph shall be in addition to any rights that the Bank or any other Indemnified Person may have at common law or otherwise, including but not limited to, any right to contribution.

         Neither this letter nor compliance with any or all of the provisions hereof or of the Loan Agreement or the other Loan Documents by you, the Borrower, any Guarantor or Chemonics shall in any manner require or obligate the Bank to make any further Loans under the Loan Agreement.





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ERLY Industries Inc.
March 16, 1993
Page 6


         This letter may be executed in counterparts, each of which shall be deemed an original and all of which counterparts shall constitute one and the same document.

         This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York without reference to principles of conflicts of law.

         This letter supersedes any and all discussions, written and oral between us. THIS LETTER MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY ACTUAL OR ALLEGED PRIOR, CONTEMPORANEOUS OR SUBSEQUENT UNDERSTANDINGS OR AGREEMENTS OF THE PARTIES, WRITTEN OR ORAL, EXPRESSED OR IMPLIED, OTHER THAN A WRITING WHICH EXPRESSLY AMENDS OR SUPERSEDES THIS LETTER. THERE ARE NO UNWRITTEN ORAL UNDERSTANDINGS OR AGREEMENTS BETWEEN THE PARTIES.

         To indicate your agreement with the terms of this letter, please sign and return the enclosed copy of this letter by the close of business on March 16, 1993.


                                   Sincerely,

                                   INTERNATIONALE NEDERLANDEN
                                   BANK N.V.



                                   By:     /s/ JAIME GUBBINS

                                   Name:   JAIME GUBBINS

                                   Title: SVP



Agreed to and accepted this
 17  day of March, 1993

ERLY INDUSTRIES, INC.

By:     /s/ RICHARD McCOMBS

Name:   RICHARD McCOMBS

Title:  VP Finance





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ERLY Industries Inc.
March 16, 1993
Page 7

ERLY JUICE INC.

By:     /s/ DOUGLAS MURPHY

Name:   DOUGLAS MURPHY

Title:  Chief Executive



        /s/ GERALD MURPHY
Gerald Murphy, in his
individual capacity



        /s/ DOUGLAS MURPHY
Douglas Murphy, in his
individual capacity